UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GreenHunter Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

39530A104

(CUSIP Number)

September 12, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39530A104

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

West Coast Opportunity Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,995,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

14.2%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 39530A104

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

West Coast Asset Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,995,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

14.2%

12.	Type of Reporting Person (See Instructions)

CO, IA

CUSIP No. 39530A104

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

R. Atticus Lowe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,995,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

14.2%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 39530A104

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Lance W. Helfert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,995,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

14.2%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 39530A104

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Paul J. Orfalea

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,995,500
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,995,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,995,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

14.2%

12.	Type of Reporting Person (See Instructions)

IN, HC

Item 1.

(a)	The name of the issuer is GreenHunter Energy, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1048 Texan Trail, Grapevine, Texas 76051.

Item 2.

(a)	This Statement is being filed by (i) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”), (ii) West Coast Asset Management, Inc., a California corporation (the “Managing Member”), which serves as the managing member of the Fund, (iii) R. Atticus Lowe, a United States Citizen (“Lowe”); (iv) Lance W. Helfert, a United States Citizen (“Helfert”); and (v) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”, and all of the foregoing, collectively, the “Filers”). The Managing Member provides investment management services to the Fund (a private investment vehicle) and separately managed accounts, some of which are affiliated with the Filers (such accounts, the “Accounts”). The Fund and the Accounts directly own all of the shares reported in this Statement. The Principals and the Managing Member may be deemed to share with the Fund and the Accounts (and not with any third party) voting and/or dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)	The principal business office of the Filers is 1205 Coast Village Road, Montecito, California 93108.

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of September 12, 2012 and is based on 28,079,427 shares of Common Stock outstanding as of August 13, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Compliance Officer of the Managing Member (for itself and as Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement dated February 16, 2010

2	Power of Attorney dated January 15, 2009

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of GreenHunter Energy, Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 16, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Compliance Officer of the Managing Member (for itself and as Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT 2

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: January 15, 2009	/s/ Lance W. Helfert
Lance W. Helfert

Dated: January 15, 2009	/s/ R. Atticus Lowe
R. Atticus Lowe

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